Filed By Henry Birks & Sons Inc. pursuant to
Rule 425 under the Securities Act of 1933 and deemed
filed pursuant To Rule 14a-12 under the
Securities Exchange Act of 1934.
Subject Company: Mayor’s Jewelers, Inc. (No. 001-09647)
THIS FILING CONSISTS OF A PRESENTATION IN CONNECTION WITH THE PROPOSED MERGER OF
HENRY BIRKS & SONS INC. (“BIRKS”) AND MAYOR’S JEWELERS, INC. (“MAYOR’S”)
Presentation Regarding the Proposed Merger of

and
September 2005

Disclosure
Where to Find More Information
In connection with the proposed merger, Birks has filed a registration statement on Form F-4, which includes a preliminary joint proxy statement/prospectus, and other related documents with the SEC. Mayors stockholders are urged to read these documents because they contain important information. Stockholders may obtain copies of these documents for free at the SEC’s website at www.sec.gov, from Birks at 1240 Square Phillips, Montreal, Quebec, Canada, H3B 3H4, Tel: (514) 397-2511 or from Mayors at 14051 N.W. 14th Street, Suite 200, Sunrise, Florida 33323, Tel: (954) 846-8000. Birks and Mayors and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from Mayors stockholders in connection with the proposed merger. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the joint proxy statement/prospectus described above.
Cautionary Statement Concerning Forward-Looking Statements
Some of the statements contained in this presentation, including those relating to Birks’ strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates” or similar expressions, are forward-looking statements. Forward-looking statements include, without limitation, the information concerning possible or assumed future results of operations of Birks and Mayors. These statements are not historical facts but instead represent only Birks’ and/or Mayors’ expectations, estimates and projections regarding future events.
Many factors could cause the actual results, performance or achievements of Birks, Mayors or the combined company to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others: (1) future results of operations, liquidity and financial position; (2) fluctuation in the market price of Mayors common stock or Birks Class A voting shares; (3) difficulties in integrating Birks and Mayors and in achieving anticipated cost savings; (4) difficulties in implementing Birks’ business strategy, including with respect to the merger; (5) future litigation or regulatory action; (6) fluctuation in interest rates, exchange rates and prices of commodities; (7) changes in the competitive landscape; (8) Birks’ ability to effectively source and manufacture merchandise for its stores; (9) interruption in the supply chain; (10) relationships with Birks’ vendors; (11) protection of intellectual property; (12) ability to properly manage inventory; (13) ability to renew leases; (14) ability to withstand seasonal fluctuations; (15) ability to effectively identify and remedy deficiencies in Birks’ internal control over financial reporting; and (16) the impact of adverse economic conditions and future catastrophic events. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.
The forward-looking statements contained in this presentation are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. The future results and stockholder values of Birks may differ materially from those expressed in the forward-looking statements contained in this presentation due to, among other factors, the matters set forth under “Risk Factors” set forth in Birks’ Form F-4. Neither Birks nor Mayors undertakes any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this presentation or to reflect the occurrence of unanticipated events, except as required by law.
Other
Any references to relating to Birks & Mayors Inc. refer to the combined Company after completion of the merger.

Confidential	7243074, v1

Table of Contents
Section

1	Executive Summary

2	Overview of Birks

3	Merger Rationale

4	Timeline

Confidential

Section 1
Executive Summary

Executive Summary
Henry Birks & Sons Inc. (“Birks”) and Mayor’s Jewelers, Inc. (“Mayors”) are both leading luxury jewelers in their respective markets.
■	In August 2002, Birks, the premier luxury jeweler in Canada, acquired a controlling interest in Mayors, a comparably prestigious company within the southeastern US market.

■	Although Birks integrated certain aspects of the operations of Birks and Mayors, significant aspects of the two operations continued to operate as separate companies due to the distinct shareholder bases, boards of directors, and related governance issues.

■	Birks believes that a merger between Birks and Mayors will allow the combined company to be more efficient.

(1)	As of the date of filing of the F-4 (9/29/05), Birks owns approximately 75.8% of Mayors.

Confidential	1

Executive Summary
Since Birks acquired a majority stake in Mayors, Mayors has progressively improved its performance.
Birks Contribution to Mayors
■	Capital

■	Strategy

■	Management

■	Integration Synergies

Mayors Financial Overview	(US$ in millions)

	12 Months Ended March,
	2002(1)	2003	2004	2005
Sales	$160.7	$118.4	$125.5	$142.7

Gross Profit	$59.6	$39.7	$52.1	$61.0
% Margin	37.0%	33.5%	41.5%	42.7%

EBITDA(2)	($16.6)	($14.1)	($0.2)	$7.3
% Margin	NM	NM	NM	5.1%

Net Income (Loss)(3)	($83.9)	($35.3)	($9.1)	$0.6
% Margin	NM	NM	NM	0.4%

Mayors stores (4)	41 (5)	28-40	27-28	28

Note: Source: F-4 filed on 9/29/05.

(1)	12 months ended February 2. Note: Significantly higher number of stores than in subsequent years.

(2)	Defined as Operating Income + Depreciation and Amortization + Other Items.

(3)	Net Income to Common Shareholders.

(4)	Range of store count.

(5)	Year end store count.

Confidential	2

Section 2
Overview of Birks

Overview
Birks is the premier luxury jewelry brand in Canada.

■	Established in 1879, Birks has developed a reputation for quality and service as a designer, manufacturer and retailer of luxury jewelry, timepieces and giftware.

■	As the leading Canadian luxury jewelry brand, Birks believes it is well positioned to leverage its market-leadership to further expand its platform.

Confidential	4

Overview (cont’d)
The leading luxury jewelry brand in Canada.

■	Birks is Canada’s premier luxury jewelry brand with a history spanning over 125 years.

■	After having worked for Savage & Lyman, Henry Birks decides to open his own shop in St. James Street in Montreal.

■	Henry Birks opens his own jewelry factory.

■	Henry Birks’ three sons enter the business: Henry Birks & Sons is born.

■	The first of Birks’ branch stores opens in Ottawa. Other branches soon follow. Collection is enlarged and jewelry factories are acquired.

■	Birks expands through opening of new stores and acquisitions and the number of stores reaches 250.

■	Birks faces difficulties and stores start to close in ever-greater number.

■	Regaluxe Investments, S.a.r.L. acquires Birks. A program of store renovations and acquisitions is launched.

■	Birks makes a controlling investment in Mayors.

Confidential	5

Product Overview

■	Birks offers distinctively designed, exclusive products and a large selection of distinctive high quality merchandise at many different price points.

■	Products include designer jewelry, diamond, gemstone and precious metal jewelry consisting of:
•	Rings

•	Wedding bands

•	Earrings

•	Bracelets

•	Necklaces

•	Charms

•	Baby jewelry

■	Part of Birks’ strategy is to increase its exclusive offerings under the Birks brand to its customers, primarily through bridal, diamond and other fine jewelry as well as gold and sterling silver jewelry and watches. Birks intends to leverage its brands’ loyalty in its markets and to differentiate its products with unique and exclusive designs.

■	In addition, Birks sells many of the finest brand name Swiss timepieces that are often not available from other jewelers in its markets.

Confidential	6

Retail Network
Locations

City and Shopping Centre	Selling SqFt
Halifax, N.S.—Halifax Shopping Centre	3,316
St-John, N.B.	3,306
Montreal, QC	19,785
Pointe Claire, QC—Fairview Pointe-Claire	4,210
Mont Royal, QC—Rockland Centre	3,019
Laval, QC—Carrefour Laval	3,425
St-Bruno, QC—Promenades St- Bruno	2,335
Ste Foy, QC—Place Ste Foy	4,048
Ottawa, ON—Rideau Centre	7,233
Nepean, ON—Bayshore Centre	2,519
Toronto, ON—Toronto Eaton Centre	4,470
Toronto, ON—Bloor Street	15,620
Toronto, ON —First Canadian Place	2,243
Toronto, ON—Yorkdale	2,530
North York, ON—Fairview Mall	2,115
Etobicoke, ON—Sherway Gardens	4,611
Scarborough, ON—Scarborough Towm Centre	3,709
Mississauga, ON—Square One	3,211
Oakville, ON—Oakville Place	2,729
St.Catherines, ON—Pen Centre	3,588
Hamilton, ON—Lime Ridge Mall	2,473
London, ON—London Galleria	5,179
Winnipeg, MB—Polo Park Centre	3,920
Saskatoon, SK	4,280
Regina, SK—Cornwall Centre	2,349
Calgary, AB—Toronto Dominion Square	7,895
Calgary, AB—Shouthcentre Shopping Centre	2,986
Calgary, AB—Chinook Shopping Centre	2,342
Edmonton, AB—Manulife Place	4,196
Edmonton, AB—Southgate Shopping Centre	2,905
Edmonton, AB—West Edmonton Mall	3,730
Vancouver, B.C.	20,221
Vancouver, B.C. Oakridge Shopping Centre	2,176
West Vancouver, B.C.—Park Royal	3,537
Surrey, B.C.—Guilford Town Centre	3,755
Richmond, B.C.—Richmond Centre	1,562
Victoria, B.C.	2,460
Victoria, B.C.—Hillside Shopping Centre	3,639
Whistler, B.C.	552

Total	178,179

Map

Note:	Bold indicates free-standing stores.

Confidential	7

Retail Network— Flagship Stores

Confidential	8

Retail Network—Other Stores

Confidential	9

Design and Manufacturing
Birks’ design capabilities.

■	Birks distinguishes itself with outstanding design and manufacturing capabilities.

■	The following are Birks’ Signature and In-House Designers:
•	Birks Signature Designers: Toni Cavelti, Esty and Michele Della Valle

•	Birks In-House Designers: Marion Cameron, Rene Paige and Annik Lucier
Manufacturing capabilities.

■	Birks has manufacturing facilities in Montreal, Vancouver and Rhode Island that enable Birks to offer unique, exclusive and high-quality products through an efficient supply chain.

■	Birks believes that its manufacturing capabilities provide the following:
•	Quality control

•	Image enhancement by enabling Birks to promote its craftsmanship and exclusive design and manufacturing capabilities

•	Improved economics by retaining the margin that would otherwise be paid to a third party provider

•	Capability to provide customized and/or special design jewelry for customers

Confidential	10

Manufacturing Facilities (cont’d)

Confidential	11

Management Team
Birks has a multi-cultural diversified management team with extensive international experience in luxury brand development, acquisitions, turnarounds, design and manufacturing.

Name	Birks Position	Mayors Position	Background
Thomas A. Andruskevich	President/CEO	President/CEO	Appointed President/CEO of Birks in 1996; President/CEO, Mondi of America, 1994-1996; Various positions including EVP/International & Trade and SVP/Chief Financial Officer, Tiffany’s & Co., 1982-1994.

Michael Rabinovitch	SVP/Chief Financial Officer	SVP/Chief Financial Officer	Joined Mayors and Birks in August 2005; previously Vice President of Finance for Claire’s Stores, Inc., 1999-2005; Vice President of Accounting/Corporate Controller of Equipment Leasing Finance companies, 1997-1999, Price Waterhouse LLP, 1993-1997.

Daisy Chin-Lor	SVP/Chief Marketing Officer	SVP/Chief Marketing Officer	Joined Birks on April 1, 2005. Executive Vice President and Chief Marketing Officer for Elizabeth Arden Spas, 2002-2004; Executive Director of Russell Reynolds Associates, 2000-2001; Marketing for Chanel in Thailand, 1998-1999.

Randolph Dirth	GVP/Merchandising	GVP/Merchandising	Joined Birks in 2004; Founder, Gourmet Giftmail, 1997-2003; CEO, Greater Good, 2000-2001; EVP, Brookstone, 1996-1997; Various positions including VP/Merchandising – Retail, Williams-Sonoma, 1990-1996, 1977-1980; Various positions, Macy’s California, 1980-1990.

Carlo Coda-Nunziante	GVP/Strategy & Business Development	GVP/Strategy & Business Development	Joined Birks in 2002; Manager/Strategy Consulting, A.T. Kearney, 1999-2002; Various management positions, Whirlpool Corporation, 1994-1998; Manager/R&D, Motori Moderni Srl, 1993-1994.

John Orrico	GVP/Supply Chain Operations	GVP/Supply Chain Operations	Joined Birks in 2003; Various positions including Group VP/Merchandising, Tiffany’s & Co., 1990-2003; Plant Superintendent, Handy & Harman, 1987-1990; Manager, Overlay Division, Krements & Co., 1980-1987.

Marco I. Pasteris	GVP/Finance	GVP/Finance	Joined Birks in 1993, held various positions including Group VP/Finance, VP Finance and Controller; Various senior management positions, Fata European Group, 1991-1993; Various international management positions, Gruppo Finanziario Tessile, 1985-1991.

Al Rahm	VP/Retail Sales & Store Operations	VP/Retail Sales & Store Operations	Joined Mayors in 1991; owner of three jewelry stores located in Shreveport, Louisiana, 1977-1991.

Sabine Bruckert	VP/General Counsel & Corporate Secretary	N/A	Joined Birks in 1993, held various positions including Legal Counsel and Corporate Secretary; Member of the Quebec Bar; Nominated as a Member of the Board of Directors of CQCD in 2004.

Jocelyn Desy	VP/Corporate Sales & Insurance Replacement	N/A	Joined Birks in 2004; President, Cenosis, 2002-2004, VP/Business Development and Strategic Alliances, Kanga.com, 1998-2001; Various human resources positions, Bell Canada, 1977-1998.

Helene Messier	VP/Human Resources	N/A	Joined Birks in 2000; Assistant General Manager, Federation Des Producteurs De Lait Du Quebec, 1997-2000; Various positions including Division Manager/Human Resources, Bell Canada, 1982-1997.

Holly Brubach	Creative Director	Creative Director	Joined Birks in 2003; President, Studio Holly Brubach, 2001-present; Director, Home Collection, Prada, 1998-2000; Style Editor, New York Times Magazine, 1994-1998.

Confidential	12

Board of Directors of Birks & Mayors Inc.
The directors of Birks & Mayors Inc. are carefully selected to ensure adequate oversight.
■	Birks & Mayors Inc. will have a majority of independent board members and will maintain independent audit, nominating and governance committees.

Name	Title	Background
Count Lorenzo Rossi di Montelera	Chairman of the Board	Chairman, Borgosesia S.p.A.; Chairman, Vonwiller S.A.; Chairman, Iniziativa Regaluxe S.A.; Member of Board of Directors, Bacardi Martini & Rossi Group, Azimut S.p.A., and the Advisory Board of the Global Leadership Institute of New York.

Thomas A. Andruskevich	Director	Appointed President/CEO of Birks in 1996; President/CEO, Mondi of America, 1994-1996; Various positions including EVP/International & Trade and SVP/Chief Financial Officer, Tiffany’s & Co., 1982-1994.

Emily Berlin	Director	EVP and Director of Helm Holdings International, 2001 to present; Member of Board of Directors, Mayors, 2002 to present; Partner, Shearman & Sterling, 1974-2000

Shirley A. Dawe	Director	President, Shirley Dawe Associates Inc.; Member of Board of Directors, National Bank of Canada, Oshkosh B’Gosh; and the Matinee Fashion Foundation.

Elizabeth M. Eveillard	Director	Independent Consultant, 2003-present; Member of Board of Directors, Mayors, 2002 to present; Senior Managing Director, Bear, Stearns & Co. Inc., 2000-2003; Managing Director, PaineWebber Incorporated, 1988-2000; Various positions including Managing Director, Lehman Brothers, 1972-1988.

Massimo Ferragamo	Director	President and Chairman of the Board of Directors, Ferragamo USA, Inc., 1985-present (elected Chairman in 2000); Member of Board of Directors, Mayors, 2002 to present; Member of Board of Directors, YUM! Brands, Inc. and American Italian Cancer Foundation.

Ann Spector Lieff	Director	Founder, The Lieff Foundation, 1998-present; Member of Board of Directors, Mayors, 2002 to present; Chief Executive Officer, SPEC’s Music, 1980-1998; Executive Advisory Board, University of Denver Daniels College of Business; Member of Boards of Directors, Herzfeld Caribbean Basin Fund, Claire’s Store, Inc., and Hastings Entertainment, Inc.

Margherita Oberti	Director	Professor of Philosophy, Corpus Christi College/University of British Columbia; VP, Lock Investments Ltd.; Chairman, the Vancouver Foundation of Art, Justice and Liberty.

Peter R. O’Brien	Director	Partner, Stikeman Elliott LLP; Member of Board of Directors, the McGill University Health Centre Foundation and the Montreal General Hospital.

Filippo Recami*	Director	Managing Director, Iniziativa S.A., CEO, Regaluxe S.a.r.l; Member of Board of Directors, Borgosesia S.p.A.; Various senior management positions, Fiat S.p.A., Sorin Biomedica S.p.A., Sorin France S.p.A., SNIA S.p.A., and Rhone Poulene, 1978-1988.

*	Will resign if Birks and Mayors Inc. does not otherwise have a majority of independent directors.

Confidential	13

Section 3
Merger Rationale

Merger Rationale
Birks and Mayors will both benefit from a business combination.
Reasons for Merger(1)
■	Creates larger public company

■	More effectively compete in fragmented $50.0 billion North American jewelry market

■	Increased access to capital markets which may reduce cost of capital

■	More effectively pursue strategy of internal growth and enhance ability to make selective acquisitions

■	Eliminate inefficiencies resulting from operating two separate companies

■	Unify management and shareholders interests

■	Greater geographic diversification should reduce impact of regional issues

■	The Mayors preferred stock currently owned by Birks will no longer be senior to the common shareholders

■	The preferred dividend will no longer have a negative impact on minority shareholders

■	The merger should eliminate management and board inefficiencies

■	The merger may result in greater shareholder liquidity

■	The merger will allow Mayors shareholders to continue to participate in any potential growth

■	Mayors business should benefit from Birks’ manufacturing capabilities and will share the manufacturing profits made at Birks

■	The merger will be tax free to US holders of Mayors common stock
Mayors Protections(1)
■	Houlihan Lokey rendered opinion on 4/18/05 that the exchange ratio, as of that date, was fair from a financial point of view

■	Terms of transaction determined through arms-length negotiations

■	Majority of minority vote required to approve and close merger

■	Birks and Mayors Inc. board of directors will be comprised of a majority of independent directors

■	Mayors retains the right to terminate the merger

■	Birks and Mayors Inc. post-merger charter and by-laws will provide minority shareholders significant protections

(1)	Source: F-4 filed on 9/29/05. See F-4 filed on 9/29/05 for more details on Birks’ and Mayors reasons for the merger

Confidential	14

Financial Overview

Balance Sheet		(US $ in millions)
	2004	2005	2005 PF(4)
Cash and Equivalents	$1.7	$1.8	$1.8

Current Assets(1)	145.9	149.8	149.8

PP&E	29.1	30.1	30.1

Other Assets	16.8	18.1	34.6

Total Assets	$193.4	$199.7	$216.3

Current Liabilities(2)	$111.8	$113.4	$114.5

Long Term Debt	29.6	31.6	31.6

Convertible Notes	5.0	5.0	0.0

Other Liabilities	4.8	4.5	4.5

Minority Interest	0.0	0.0	0.0

Total Liabilities	$151.1	$154.5	$150.6

Convertible Preferred Stock	10.1	5.1	0.0
Shareholders’ Equity	32.2	40.2	65.7

Total Liabilities & Shareholders’ Equity	$193.4	$199.7	$216.3

Income Statement		(US $ in millions)
	2004	2005	2005 PF(4)
Net Sales	$216.3	$239.3	$239.3
% Growth	NM	10.7%	10.7%

Gross Profit	$97.4	$109.3	$109.3
% Margin	45.0%	45.7%	45.7%

EBITDA(3)	$3.8	$13.5	$14.3
% Margin	1.7%	5.6%	6.0%

Operating Income (Loss)	($0.9)	$9.9	$10.7
% Margin	NM	4.2%	4.5%

Net Income (Loss)	(2.2)	1.2	1.4
% Margin	NM	0.5%	0.6%

Note:	Based on US GAAP. Income Statement as of 12 months ending March.

Source:	F-4 filed on 9/29/05.

(1)	Excludes Cash and Equivalents.

(2)	Excludes Current Portion of Long-Term Debt.

(3)	Defined as Operating Income + Depreciation and Amortization + Other Items.

(4)	Pro Forma per F-4 filed on 9/29/05.

Confidential	15

Section 4
Timeline

Timeline
The shareholder vote, transaction close and listing of the shares of the combined company are targeted for the last calendar quarter of 2005.
Key Target Dates
■	Mail proxy to Mayors shareholders: 10/14/05

■	Mayors stockholders vote to approve the merger: 11/14/05

■	File amended articles and by-laws to effect minority shareholder protection: 11/15/05

■	Birks to be renamed Birks & Mayors Inc.: 11/15/05

■	“BMJ” shares commence trading on AMEX: 11/15/05

Confidential	16